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                                                                      Exhibit 32

                               JOINT PRESS RELEASE
                       OLIVETTI SPA and TELECOM ITALIA SPA

                                   DISCLAIMER

     Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility. The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act. The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange Act of 1934. The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States.

     o    INTEGRATION PROJECT THROUGH THE MERGER OF TELECOM ITALIA INTO OLIVETTI

     o    THE NAME OF THE COMPANY RESULTING FROM THE MERGER WILL BE TELECOM
          ITALIA

     o    7 TO 1 EXCHANGE RATIO BETWEEN OLIVETTI AND TELECOM ITALIA

     o TELECOM ITALIA SAVINGS SHAREHOLDERS WILL BE ISSUED SAVINGS SHARES IN THE COMPANY RESULTING FROM THE MERGER

     o THE COMPANY RESULTING FROM THE MERGER EXPECTS TO PAY TO ITS ORDINARY AND SAVINGS SHAREHOLDER A DIVIDEND AMOUNT AT LEAST IN LINE WITH THAT CURRENTLY RECEIVED BY ANY TELECOM ITALIA SHAREHOLDER

     o    RIGHT OF WITHDRAWAL FOR OLIVETTI SHAREHOLDERS

     o POSSIBLE VOLUNTARY PARTIAL TENDER OFFER ON TELECOM ITALIA ORDINARY AND SAVINGS SHARES





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     o    'E'9 BILLION IRREVOCABLE CREDIT FACILITY TO OLIVETTI TO CASH OUT
          POSSIBLE WITHDRAWAL RIGHTS AND TENDER OFFER. REDUCTION OF GREATER INDEBTEDNESS EXPECTED IN 18-24 MONTHS THROUGH DIVESTMENTS AND CASH FLOW

Milan, 12 March 2003 - the Boards of Directors of Olivetti and Telecom Italia have approved a resolution concerning a project to simplify the structure of the Group consistent with the markets wishes.

This project is based on a fundamental principle, namely the safeguarding of the interests of all classes of shareholder.

     The launch of this project, long viewed as strategic, was dependent on two events:

     o A stable relationship between the share prices of Olivetti and Telecom Italia, a condition that has been met as evidenced by the analysis of the shares' performance over the last three months;

     o the achievement of the targets set out in the presentation of the 2002-2004 industrial plan: the early completion of the disposal programme, a significant improvement in cash flow, a strong improvement in efficiency and the completion of the industrial reorganization of the Olivetti-Telecom Italia Group. This has led to a strong reduction of about 'E'8 billion in debt in a little over 15 months (including the dividend payment made at the end of 2002).

Objectives and benefits of the transaction

The merger of Telecom Italia into Olivetti is part of a strategy designed to increase shareholder value that commenced in July 2001. It is a fundamental step in the industrial and financial restructuring being successfully carried out, notwithstanding the negative stock market backdrop in general, and more particularly that in the telecommunications sector.

The company resulting from the merger will see its public company status reinforced since the principal shareholder's stake will be reduced. The shares should benefit from greater liquidity which should be viewed favorably by the market to the advantage of all shareholders.

Olimpia's stake - dependent on the exercise of withdrawal rights by Olivetti shareholders - will vary between 14% to 15% of the total share capital of the company resulting from the merger.

The merger will enable the company to improve the use of financial leverage and reduce its average cost of capital and to improve the cash earnings per share. In addition, the proceeds from the disposal of non-strategic activities may be directly used to accelerate the reduction of the Group's debt.

The company resulting from the merger will benefit from improved fiscal efficiencies, in compliance with the relevant legislation, allowing the full recovery of value adjustments in its equity holdings.



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Dividend policy

On the basis of the plans and targets presented to the market and confirmed, taking into account the transaction presented to the Boards of Directors, the results of the company resulting from the merger are expected to allow each shareholder to be paid, in view of the shares received in exchange, a dividend amount at least in line with that currently received by Telecom Italia ordinary and savings shareholders.

Exchange ratio

The Boards of Directors, advised by JP Morgan UK (Olivetti) and Lazard and Goldman Sachs (Telecom Italia), have established that the relationship between the two companies economic values implies an exchange ratio of 7 Olivetti shares per each Telecom Italia share, ex dividend.

In the context of the merger Olivetti will issue savings shares to be allotted to holders of Telecom Italia savings shares. The exchange ratio will be identical for ordinary and savings shares. Borsa Italiana will be asked to admit the new savings shares for trading on the automated market of the Borsa Italiana.

Best practice valuation methodologies and procedures were followed in determining the exchange ratio, taking into account particularly the nature of the two companies and the specific sector in which they operate.

In particular the following has been taken into account for the valuation:

1) the methodology of market prices;

2) the fundamental sum-of-the-parts methodology, commonly used by the markets to estimate the value of a group operating across a range of activities in which the major assets are valued according to a discounted cash flow method.

With regard to Telecom Italia, account was also taken of the expected distribution of reserves up to a maximum level of 1,333 million euros.

Post-merger share capital

Taking into account the amount of the authorized share capital of Olivetti ('E'11,926,697,278, represented by 11.926.697.278 ordinary shares of 'E'1 each), as well as the level of debt following the merger and the "debt / equity ratio" of the principal European competitors, it is deemed appropriate, in the interests of all Olivetti and Telecom Italia shareholders (ordinary and savings shareholders as well), to service the merger exchange ratio by redistributing post-merger Olivetti capital among Olivetti and Telecom Italia shareholders, without further increase of Olivetti authorized share capital, including - therefore - the amounts already approved to serve Olivetti's convertible bonds.



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Furthermore, it was considered appropriate to adjust the par value of Olivetti shares - ordinary and savings - post the merger to 'E'0.55 (equal to the par value of Telecom Italia shares) in place of the present par value of 'E'1.

More precisely, when the merger takes place, the shareholders of Telecom Italia and Olivetti will be allotted:

a) as regards Telecom Italia ordinary shareholders, 3.518341 new ordinary Olivetti shares (par value 'E'0.55) for each ordinary share held in Telecom Italia when the merger takes effect;

b) as regards Telecom Italia savings shareholders, 3.547656 new Olivetti savings shares (par value 'E'0.55) for each savings share held in Telecom Italia when the merger takes effect;

c) as regards Olivetti shareholders, 0.506808 new ordinary Olivetti shares (par value 'E'0.55) for each of the shares held in Olivetti when the merger takes effect.

The necessary technical steps to manage the rounding and the splitting of the shares will be undertaken.

As a result of the re-assignment of the share capital:

     o the Olivetti shares allotted to Olivetti and Telecom Italia shareholders (ordinary and savings shares) will reflect precisely the exchange ratio established, in accordance with the ratio of the two companies' equity values as confirmed by the valuations made by the experts appointed respectively by Olivetti and Telecom Italia;

     o the reduction in the par value of Olivetti shares (from 'E'1 to 'E'0.55) will not alter the economic value of the shares held by each Olivetti shareholder before and after the transaction. In fact the exchange ratio is not affected by the par value of the two companies to be merged, but depends exclusively on the ratio between the equity values of the two companies. In others words, post-merger Olivetti shareholders will receive lower par value Olivetti shares but the equity value with respect to the previous shares will be identical, given the fairness of the exchange ratio;

     o taking into account that the assets and liabilities of Telecom Italia will be consolidated on the balance sheet of Olivetti at their current book value, no deficit will be generated by the exchange ratio, which would have adversely affected the distribution of dividends in future years.

     o a surplus of 4 billion euros, resulting from the exchange, will be generated. This surplus could be reduced in the event of higher withdrawals by Olivetti shareholders. In case all shareholders (other than Olimpia and the holders of convertible bonds with a maturity date
          2010) withdraw, a deficit (instead of a surplus) would be generated. Such deficit could total approximately 450 million euros.



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Improved rights for Telecom Italia savings shareholders

As concerns, in particular, the holders of Telecom Italia savings shares, the preferential rights set out in article 7 of the by laws of Telecom Italia will be retained. In addition, it is proposed that a provision be included in the by laws of the company resulting from the merger that savings share privileges with respect to dividends may also be satisfied with distribution of reserves.

It is also important to note that as a result of the increase, at equal par values, of the number of savings shares attributed to holders of savings shares as a result of the exchange ratio, there will be a corresponding increase in the amount of the dividends due as the preferential right of such shareholders.

Olivetti will change its company purpose and adopt that of Telecom Italia as well as adopting the Telecom Italia name

In connection with the merger, Olivetti will modify its company purpose by adopting that of Telecom Italia and the company resulting from the merger will take the name of Telecom Italia. Olivetti shareholders will, therefore, be entitled to exercise withdrawal rights, as provided for by the law.

Olivetti financing for 'E'9 billion.

Olivetti will enter into a facility agreement for 9 billion euros to meet the needs arising from any withdrawal rights. The facility, arranged by JP Morgan and underwritten by domestic and international banking institutions, will be structured in three tranches maturing at 18, 24 and 36 months and forms part of an overall facility amounting to 'E'15.5 billion, of which 'E'6.5 billion will be available to the company resulting from the merger to refinance debt maturing within the next 18 months. Consolidated net debt of the company resulting from the merger is expected to total approximately 40 billion euros for 2003 and to be reduced to approximately 34 billion euros in 2004.

Possible partial voluntary tender offer for Telecom Italia shares

As already stated, the entire amount of the 'E'9 billion not used to finance withdrawal rights by Olivetti shareholders will be applied to the tender offers.

The price offered will be determined by the weighted average of market prices from 12 March 2003 to the date when the Extraordinary General Meeting approves the merger project, with a 20% premium This price shall not, however, be higher for Telecom Italia ordinary shares than 'E'8.40 per share and 'E'5.65 per share for Telecom Italia savings shares. Furthermore, the price shall not be lower than 'E'7 for each Telecom Italia ordinary shares and 'E'4.70 for each Telecom Italia savings shares.



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In the event that there are no withdrawal rights exercised by Olivetti shareholders:

a) if the offer were made at the above minimum prices ('E'7 per ordinary share and 'E'4.70 per savings share), it would represent 19.4% of the ordinary share capital and 19.4% of the savings share capital; and

b) if the offer were made at the above maximum prices ('E'8.40 per ordinary share and 'E'5.65 per savings share), it would represent 16.1% of the ordinary share capital and 16.1% of the savings share capital.

The offer will be launched only following the exercise of the Olivetti withdrawal rights and will not include minimum thresholds. It will not proceed in the event that the merger fails to be entered into the register of companies. It is expected that the offer will take place between the second half of June and July 2003.

Preliminary timing

The preliminary timing of the transaction provides for:

- granting holders of convertible Olivetti bonds the right to convert these bonds in the month following the publication of the special announcement made pursuant to article 2503-bis of the Italian civil code;

- the approval by the Boards of Directors of Olivetti and Telecom Italia of the merger project by the end of April;

- the calling of Extraordinary Shareholders' Meetings in May to approve the merger and, at the same time, the Ordinary Shareholders' Meeting to approve the financial statements for the year ending 31 December 2002;

- the exercise of the withdrawal rights will be available during a fifteen-day period following the Shareholders' meeting; after the fifteen-day period the annual dividend will be paid (therefore within the end of June

- the possible launch of the partial voluntary tender offer by Olivetti after the above-mentioned Shareholders' Meetings to approve the merger;

- the completion of the merger by the end of July 2003, as the desired deadline, subject to the completion of all the formalities required both in and outside Italy in connection with the issue of the legal authorizations.

The above mentioned transactions are subject to the approval and successful outcome of discussions with the Ministry of Treasury and the competent supervisory authorities, including Consob.

                                     * * * *

     The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to



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disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

N.B: Attached is a note explaining the methodologies used to determine the exchange ratio

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     Olivetti                          Telecom Italia
     Press Office and Communications   Communication & Media Relations
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     www.olivetti.com                  +39.06.3688.2610
                                       www.telecomitalia.it/press
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     www.olivetti.com                  www.telecomitalia.it/investor_relations
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NOTE EXPLAINING THE METHODOLOGIES USED IN THE DETERMINATION OF THE EXCHANGE
RATIO

The valuation of Olivetti has been carried out on the basis of a NAV (Net Asset Value) methodology and the evaluation of Telecom Italia on the basis of a sum-of-the-parts method.

The NAV method used for Olivetti is particularly appropriate due to the fact that the economic value of a holding company is principally derived from the sum of the economic values of its equity holdings minus financial liabilities.

The sum-of-the-parts method was used for Telecom Italia as it is considered appropriate for the valuation of a group that operates in different sectors. Each part has been valued on the basis of the DCF (discounted cash flow) method.

The valuation based on DCF for Telecom Italia's most significant activities is considered the most appropriate method in order to reflect the intrinsic value of an activity.

The results of this valuation have been verified using target prices attributed to Telecom Italia by financial analysts.

The exchange ratio of 7 Olivetti shares for each Telecom Italia share has therefore been calculated as the ratio between the valuation of the Telecom Italia ordinary shares (after giving effect to the pre-merger dividend distribution) and the Olivetti shares.

The same exchange ratio of 7 to 1 has also been adopted for Telecom Italia savings shares.



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These analyses are confirmed by the stability of the exchange ratio between
Telecom Italia and Olivetti share trends over time. Empirical analysis has demonstrated that there is a correlation of over 90% of the price ratio between Telecom Italia and Olivetti shares. This strong correlation has been observed in both the short and medium term.

Given the high level of liquidity of the shares analysed, the valuation methodologies used in this case are considered the most appropriate.

In relation to the above analyses it should be noted that:

     o Both companies have a strong market capitalization and a significant and large market float;

     o The high volumes of shares traded indicate that the stock market prices can be considered a reflection of the potential value of Telecom Italia and Olivetti;

     o High volumes of Telecom Italia and Olivetti shares are traded every day;

     o Both companies have a high share float that accounts for a significant part of the total capitalization of the MIB30 index;

     o It has therefore been possible to verify, by reviewing empirical evidence, the stability of the relative values of the two companies in accordance with the 7 to 1 ratio.